P,E, 1/1/02

02012236

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

P&O PRINCESS CRUISES PLC

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of
January 2002

Not Applicable
(Translation of registrant's name into English)

77 New Oxford Street, London WC1A 1PP
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 - 2(b) 82 -

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P&O PRINCESS CRUISES PLC

Date: 25 January 2002

By: ______________________

Name: Anthony H Kaufman

Title: General Counsel

P&O PRINCESS Cruises plc

For Immediate Release

24 January 2002

P&O Princess Cruises plc

Requests for Information from United States Federal Trade Commission

P&O Princess announced today that it has received compulsory requests for additional information from the United States Federal Trade Commission ("FTC") relating to P&O Princess' agreed combination with Royal Caribbean Ltd. ("Royal Caribbean") and the unsolicited proposal from Carnival Corp. ("Carnival") to takeover P&O Princess.

P&O Princess and Royal Caribbean have already provided a significant amount of information to the FTC on a voluntary basis in connection with its ongoing investigation of the DLC combination, which is not subject to the filing and waiting period requirements of the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act").

Carnival's takeover proposal is subject to the HSR Act and, as permitted by that Act, the FTC has made a second request for more information to both Carnival and P&O Princess.

P&O Princess will be complying with these requests.

ENQUIRIES

P&O Princess
+44 (0) 20 7805 1200
Caroline Keppel-Palmer
+44 (0) 7730 732015

Schroder Salomon Smith Barney
+44 (0) 20 7986 4000
Robert Swannell
Wendell Brooks
Peter Tague
Ian Hart
David James (Corporate Broking)

Credit Suisse First Boston (Europe) Ltd
+44 (0) 20 7888 8888
Tom Reid (Corporate Broking)

Brunswick (London)
+44 (0) 20 7404 5959
John Sunnucks
Sophie Fitton
Brunswick (US)
+1 212 333 3810
Steve Lipin
Lauren Teggelaar

Schroder Salomon Smith Barney and Credit Suisse First Boston (Europe) Limited, which are regulated in the United Kingdom by The Financial Services Authority Limited, are acting for P&O Princess Cruises plc and no one else in connection with the proposal from Carnival and will not be responsible to anyone other than P&O Princess Cruises plc for providing the protections afforded to customers of Schroder Salomon Smith Barney and Credit Suisse First Boston (Europe) Limited or for providing advice in relation to the approach.

The directors of P&O Princess accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of P&O Princess (who have taken all reasonable care to ensure that such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Salomon Brothers International Limited (trading as Schroder Salomon Smith Barney) is regulated in the United Kingdom by the Financial Services Authority Limited. Salomon Smith Barney is a service mark of Salomon Smith Barney Inc. Schroders is a trademark of Schroders Holdings PLC and is used under licence.